U. S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K   |X| Form 10-Q
              |_| Form N-SAR  |_| Form N-CSR

              For the period ended: March 31, 2005

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR

              For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                           WAKO LOGISTICS GROUP, INC.
                           --------------------------
                               Name of Registrant

   DELAWARE                         333-113564                 20-0262555
   --------                         ----------                 ----------
(State or other jurisdiction       (Commission               (IRS Employer
 of incorporation)                 File Number)           Identification Number)


 3606-8, 36/F, CITIBANK TOWER, CITIBANK PLAZA, 3 GARDEN ROAD,
             CENTRAL HONG KONG

       (Address of principal executive offices)                (Zip Code)

Issuer's telephone number: 852-27998000 - (212) 924-3548

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|   a.    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   b.    The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   c.    The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

The Registrant has been unable to compile all pertinent information to complete the quarterly report or complete providing the Registrant's accountant with all of the accounting information necessary to complete the quarterly report. The March 31, 2005 quarterly report could not be completed without unreasonable effort or expense.

The Registrant anticipates that it will file its Form 10-QSB within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

         Christopher Wood, Chief Executive Officer - 852-27998000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   SIGNATURES


WAKO LOGISTICS GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


WAKO LOGISTICS GROUP, INC.


By:      /s/ Christopher Wood
         -----------------------------------
         Name:  Christopher Wood
         Title:  Chief Executive Officer



Date:    May 12, 2005